Exhibit 99.1

ZOOZ Power Announces CEO Transition

Lod, Israel, May 15, 2024 – ZOOZ Power Ltd. (NASDAQ and TASE: ZOOZ), a leading provider of flywheel-based power boosting solutions for the EV charging infrastructure market, today announced that subject to shareholder approval, Avi Cohen, Executive Chairman, will assume the role of Interim CEO, succeeding Boaz Weizer, who will step down effective June 1, 2024.

ZOOZ has initiated a thorough search process to identify its next CEO to lead the company into the next phase of its growth. Avi Cohen will serve as Interim CEO until a new CEO is appointed. Mr. Eyal Bloom, Chief Revenue Officer, will assume the role of Interim CBO (Chief Business Officer) responsible for all outbound customer facing functions including sales, marketing and customer service. Ms. Ruth Smadja, Chief Financial Officer, will assume the role of Interim COO (Chief Operating Officer) responsible for all other functions including finance, operations and R&D.

Mr. Cohen is a distinguished business leader with a proven track record of success in executive roles across various sectors. With extensive experience in both public and private companies, as well as non-governmental organizations (NGOs), Mr. Cohen brings a wealth of knowledge and strategic insight to every endeavor. He currently serves on the boards of Nova (Nasdaq: NVMI), Cognyte Software (Nasdaq: CGNT) and Cortica AI.

In the past, Avi Cohen served as CEO of MX1, which was formed in 2016 following the acquisition of RR Media (Nasdaq: RRM) where he served as CEO, by SES S.A. Prior to that, Cohen served as President and CEO of Orbit Technologies (TASE: ORBI). He also held executive management positions at ECI Telecom Ltd. (Nasdaq: ECIL), KLA (Nasdaq: KLAC) and Octel Communications (Nasdaq: OCTL).

Commenting on the transition, Avi Cohen stated, “I would like to express my gratitude to Boaz Weizer for his contribution to ZOOZ Power. I am honored to step into the role of Interim CEO during this pivotal time for the Company. We remain steadfast in our dedication to innovation while providing ultra-fast charging solutions for electric vehicles. I look forward to collaborating closely with our talented team to build on our momentum and capitalize on the opportunities ahead.”

About ZOOZ Power Ltd.

ZOOZ (NASDAQ and TASE: ZOOZ) is a leading provider of flywheel-based power-boosting solutions enabling widespread deployment of ultra-fast charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations.

ZOOZ pioneers the implementation of innovative flywheel-based power boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Our Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

Our sustainable, power-boosting solutions are built with longevity and the environment in mind, helping our customers and partners to accelerate the deployment of fast-charging infrastructure, thus facilitating greater utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth.

For more information, please visit: www.zoozpower.com/

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ, and any of ZOOZ’s strategy, future operations and statements related to the transition of the company’s Executive Chairman into the role of Interim CEO are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ’s business and future prospects, material weaknesses identified in ZOOZ’s internal control over financial reporting and the potential results of ZOOZ being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ’s management’s determination that substantial doubt exists about the continued existence of ZOOZ as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ’s products, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ’s operations. These forward-looking statements are only estimations, and ZOOZ may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.

For all investor inquiries, please contact:

Investor Relations

Miri Segal

MS-IR LLC

msegal@ms-ir.com